MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2010

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

T A B L E   O F   C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2009,and the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2010, as publicly filed on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated condensed consolidated interim financial statements, are presented in accordance with IFRS.

This MD&A is prepared as of May 11, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors and estimates that could cause actual results to differ materially from those in the forward-looking statements include market prices for metals, the conclusions of pre-feasibility, final feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining and recovery rates, availability of necessary capital, changes in and the effect of government policies, the ability to obtain required permits, delays in exploration and development projects and the possibility of adverse development in the financial markets. All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

1.2.1 Summary

Northern Dynasty is a mineral exploration company which owns 50% of the Pebble Limited Partnership (the "Pebble Partnership"). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), which consists of the Pebble deposit and 153 square miles of associated resource lands. The Pebble Partnership has access to a stream of financing for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Project.

The Pebble property is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favorable conditions for successful mine site and infrastructure development.

An extensive, northeast-trending mineralized system underlies the Pebble property. Mineralization was discovered and an initial mineral resource containing copper, gold and molybdenum was outlined in the Pebble porphyry deposit through drilling by a previous operator during the period 1987-1997.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and in 2002 carried out an initial exploration program outside of the Pebble deposit area that resulted in the discovery of two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the mineralized trend. Since 2002, work has focused on the main Pebble deposit, resulting in discovery of higher grade mineralization to the east and an overall expansion of the deposit. Comprehensive technical programs, including drilling, engineering, environmental and socioeconomic studies, have been underway since 2004.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

In mid-2007, Northern Dynasty and Anglo American plc ("Anglo") established the Pebble Partnership (see section 1.2.2) to engineer, permit, construct and operate a modern, long-life mine at Pebble. To retain its 50% interest in the Pebble Partnership, Anglo must elect to complete a staged investment of US$1.425 billion, or US$1.5 billion if the feasibility study is completed after 2011, to advance the Pebble Project toward permitting and operations.

An update to the mineral resources estimate for the Pebble Deposit was announced in February 2010, which represents a 17% increase in resources within the measured and indicated categories, and a 12%, 14% and 16% increase in contained copper, gold and molybdenum, respectively. The results at a 0.30% copper equivalent (CuEQ)1 cut-off are:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and

  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

The Pebble Partnership is currently working to advance a prefeasibility study (“PFS”) for the Pebble Project and to prepare for permitting under the National Environmental Policy Act (“NEPA”). Activities planned for 2010 are focused on these goals. It is expected that project permitting will be initiated 2011, and is estimated to take three years to complete.

Budget expenditures of up to US$72.9 million have been approved for 2010. A technical review will completed in late May or early June 2010, at which time the engineering budget required to move Pebble Project forward toward a timely completion of the PFS will be further reviewed.

Northern Dynasty has cash and cash equivalents on hand of $46.5 million for its operating requirements. With the project funding committed by Anglo for 2010, and given its holdings of cash and cash equivalents, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

1.2.2 Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Partnership. An indirect wholly-owned subsidiary of Anglo subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnershipthrough wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentiallyincreasing US$1.5 billion, as described below.

____________________________________
1 See notes to the Table in section 1.2.3.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Anglo’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008). This investment funded expenditures on the project approved by the Board of the general partner (Pebble Mines Corp.), with the goal of producing a prefeasibility study. After approval of a prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remaining portion of the total investment of US$1.425 billion in order to retain its interestin the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and the Company on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that the investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity in accordance with International Accounting Standard 31, Interests in Joint Ventures. The Company has elected and applies the equity method to account for its interest in the Pebble Partnership.

Anglo’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to March 31, 2010 amounts to $274.9 million (US$256.3 million).

Senior management of the Pebble Partnership is now fully in place in Anchorage, Alaska. The Alaska-based operations are guided by the board of the general partner with equal representation from Anglo and Northern Dynasty.

1.2.3 Technical Programs

The Pebble Partnership has assembled an experienced engineering and permitting team to prepare a Prefeasibility Study for the Pebble Project, consisting of over 20 senior engineers and technical specialists (many of whom are from Anglo and others are from Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The 2010 work plan includes an engineering program to advancea Prefeasibility Study and prepare for project permitting in 2011; an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and to complete an Environmental Baseline Document in preparation for project permitting; a geology and site investigation program involving ongoing exploration drilling, and support for engineering and environmental studies; and a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Exploration and Resource Drilling

Pebble Deposit Resources

The current mineral resources estimate forthe Pebble depositis based on 509 core holes. The estimate was prepared for the Pebble Partnership by David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty. A technical report has been filed on www.sedar.com.

PEBBLE DEPOSIT MINERAL RESOURCES – JANUARY 2010

MEASURED MINERAL RESOURCES

Cut-Off	Size		Grade			Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	527,000,000	0.33	0.35	178	0.65	3.8	5.9	0.21
0.40	508,000,000	0.34	0.36	180	0.66	3.8	5.9	0.20
0.60	277,000,000	0.40	0.42	203	0.77	2.4	3.7	0.12
1.00	27,000,000	0.62	0.62	301	1.16	0.4	0.5	0.02

INDICATED MINERAL RESOURCES

Cut-Off	Size		Grade			Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,414,000,000	0.43	0.35	257	0.80	51.3	60.9	3.07
0.40	4,891,000,000	0.46	0.36	268	0.85	49.6	56.6	2.89
0.60	3,391,000,000	0.56	0.41	301	1.00	41.9	44.7	2.25
1.00	1,422,000,000	0.77	0.51	342	1.30	24.1	23.3	1.07

MEASURED + INDICATED MINERAL RESOURCES

Cut-Off	Size		Grade			Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,942,000,000	0.42	0.35	250	0.78	55.0	66.9	3.28
0.40	5,399,000,000	0.45	0.36	260	0.83	53.6	62.5	3.09
0.60	3,668,000,000	0.55	0.41	293	0.98	44.5	48.3	2.37
1.00	1,449,000,000	0.76	0.52	341	1.29	24.3	24.2	1.09

INFERRED MINERAL RESOURCES

Cut-Off	Size		Grade			Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	4,835,000,000	0.24	0.26	215	0.53	25.6	40.4	2.29
0.40	2,845,000,000	0.32	0.30	259	0.66	20.1	27.4	1.62
0.60	1,322,000,000	0.48	0.37	289	0.89	14.0	15.7	0.84
1.00	353,000,000	0.69	0.45	379	1.20	5.4	5.1	0.29

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject torevision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below:

CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79) CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Note 2

By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

The 2010 site program has not yet begun. Plans include exploration drilling outside of the main Pebble resource area.

On February 12, 2010, the Alaska Department of Natural Resources (the "DNR") announced that temporary land and water use permits granted to facilitate exploration drilling at the Pebble Project would be temporarily suspended, pending the submission of a plan to ensure that future water withdrawals comply with state permits. The Pebble Partnership was fined a total of $45,000 for instances between 2007 and 2009 in which water was drawn from unpermitted sources.

The Pebble Partnership has taken steps to comply with the new permitting requirements put forward by the DNR. On April 23, 2010, the DNR announced that water withdrawal plans submitted by the Pebble Partnership to facilitate 2010 exploration activities had been accepted and approved. The Pebble Partnership expects to complete drilling as planned for the 2010 field season.

Engineering

The 2010 engineering program is designed to assess a range of options to optimize the project scale, including trade-off studies of major project components;metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elementsto identify the optimum alternatives and designs for these project components.

Metallurgy

Metallurgical testwork conducted during the first quarter of 2010 focused on several key areas. The first and major focus was to understand the variability of the Pebble West area through open circuit and locked cycle flotation tests. Variability composites were prepared from metallurgical drill core representing 50 ft vertical intervals, and tested over a wide range of head grades and mineral compositions. The purpose of the variability testwork is to develop predictive recovery equations for copper, gold, and molybdenum that can be used in future phases of the study.

In addition to the variability testwork, three composite samples representing the major geo-metallurgical domains for Pebble West were prepared for flotation and gravity recoverable gold (GRG) testwork. Bulk flotation tests on each composite were conducted to generate products for vendor testing (regrind, thickening, and filtration), and copper-molybdenum separation testwork. Sixty kilogram samples from each composite were selected for GRG testwork. The purpose of this work was to quantify the potential for a gold gravity recovery circuit, and to identify the optimal location of the circuit in the Pebble flowsheet.

Future metallurgical testwork will include mineralogical examinations of products generated from the locked cycle variability flotation tests. The purpose of this work is to optimize the metallurgy for each geo-metallurgical domain type.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing Prefeasibility Study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary areas of focus for 2010 field programs are hydrology, water quality and fish resources.

The Environmental Baseline Document ("EBD") is being finalizedby the Pebble Partnership; data from ongoing monitoring will be integrated until other prefeasibility work is completed. This document will be submitted with permit applications once mine engineering and a proposed development plan is completed. The EBD will present information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Partnership’s environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

A lawsuit filed on July 29, 2009, in Anchorage Superior Court by Trustees for Alaska (an environmental law firm) on behalf of certain activists asserts that the Alaska DNR violated Alaska’s Constitution by granting exploration and temporary water use permits to the Pebble Partnership. Neither the Company nor the Pebble Partnership is named as parties, however the Pebble Partnership has been granted intervener status in the case. While plaintiffs had requested a preliminary injunction to halt exploration activity at Pebble until the case is resolved, the court denied this request on November 27, 2009. The court is expected to hear the Trustees’ constitutional challenge in late 2010. The lawsuit is considered unlikely to succeed as it seeks to overturn the State’s regulatory regime for resource management.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the project, with the exception of possible road and port locations. Examination of the road and port sites is expected in 2010, once a decision is made regarding the exact location of these project features.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Community Engagement

An active program of stakeholder outreach has continued in 2010, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in Alaska and elsewhere in the United States. Pebble Partnership senior management completed a round of community visits in March to several lake area communities. A tour of several mines in the western United States is planned for May. Additionally, the partnership has made over 25 presentations since the start of the year to schools, college classes, and business and civic groups about Pebble Partnership activities. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to educate participants about modern mining practices.

The Keystone Center, a non-profit organization that specializes in developing stakeholder dialogue processes, has initiated an independent dialogue process around the Pebble Project. The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – a five-year, US$5 million endowment, established in February 2008, to enhance the health and sustainability of regional fisheries and the communities they support. An advisory board of citizens representing communities from throughout Bristol Bay developed the grant criteria and awards Pebble Fund grants. To date, the Pebble Fund has supported 65 community-based projects throughout southwest Alaska via grants totaling more than US$2.4 million, while leveraging nearly US$12 million in matching funds from other organizations.

2.

The Pebble Project Pre-Permitting Environmental & Socio-Economic Data Release Series is a voluntary initiative to share the preliminary findings of the comprehensive environmental study program with project stakeholders prior to the beginning of project permitting. In 2009, the Pebble Partnership issued 7 data reports, namely: trace elements (vegetation, fish, mammal and mussel tissue); aquatic macroinvertebrates and periphyton; marine nearshore habitats; marine nearshore fish and benthic invertebrates; noise; Lake Iliamna studies; and visual resources via a US$50,000 dollar scholarship program and a US$75,000 dollar donation to the University of Alaska’s acclaimed Alaska Native Science and Engineering Program.

Workforce development initiatives are ongoing at the Pebble Project, including the provision oftraining in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departmentsof Labour, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. College scholarship programs for Bristol Bay high school students are planned to continue in 2010.

1.2.4 Market Trends

Copper prices increased significantly from late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Prices remain strong in 2010. The average price for the year to the date of this report is US$3.33/lb.

Although there has been periodic volatility in the gold market, including the latter part of 2008, the average annual price has increased for several years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/ozat the beginning of 2009 to US$1,200/oz in early December 2009 and averaged US$974/oz for 2009.

Prices remain strong in 2010. The average price for the year to the date of this report is US$1,126/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007, and remained strong through 2008 before dropping significantly in the latter part of the year. The average price in 2008 was US$29.70/lb. Molybdenum prices continued to decrease in early 2009 through to the start of May, then began to increase and averaged US$11.29/lb for 2009.

Prices in 2010 to the date of this report have averaged US$16.42/lb.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.3 Selected Annual Information

The Company adopted and transitioned to International Financial Reporting Standards ("IFRS") as of January 1, 2008. The comparative periods for fiscal 2008 have been restated in accordance with IFRS as part of the transition to IFRS. The reconciliation from Canadian GAAP (“GAAP”) to IFRS was included in Note 16 in the notes to the 2009 annual consolidated financial statements. All figuresare expressed in thousands of Canadian dollars, except per share amounts.

		In accordance	In accordance	In accordance	In accordance
		with IFRS	with IFRS	with IFRS	with GAAP
		As at	As at	As at	As at
		December 31	December 31	January 1	December 31
Statements of Financial Position		2009	2008	2008	2007
Other assets	$		$11	$15	$674
Mineral property interests		–	–	–	168,222
Investment in the Pebble Partnership		104,937	121,611	98,976	–
Current assets		45,133	46,282	41,236	41,381
Total assets		150,070	167,904	140,227	210,277
Shareholders’ equity		146,070	163,315	134,961	109,311
Other liabilities		3,807	4,441	3,614	93,338
Current liabilities		193	148	1,652	7,628
Total shareholders’ equity and liabilities		150,070	167,904	140,227	210,277
Working capital		44,940	46,134	39,584	33,753

	In accordance with	In accordance with	In accordance
Statements of Comprehensive Loss	IFRS	IFRS	with GAAP
	Year ended	Year ended	Year ended
Expenses (income)	December 31 2009	December 31 2008	December 31 2007
Conference and travel	$349	$273	$1,161
Depreciation	–	4	146
Donations	445	–	–
Exploration	321	408	86,424
Insurance	263	407	405
Legal, accounting and audit	354	370	1,649
Office costs	331	226	2,565
Salaries	1,453	1,381	2,092
Shareholder communication	750	384	623
Trust and filing	199	235	485
Foreign exchange loss (gain)	130	(9,130)	3,878
Deferred income tax (recovery)	(25)	–	(3,815)
Impairment of marketable securities	15	–	–
Impairment of property, plant and equipment (“PPE”)	11	–	–
Loss on disposal of fixed assets	–	–	11
Gain on disposal of marketable securities	–	–	(1)
Interest income	(335)	(1,115)	(2,749)
Share-based compensation	8,479	7,707	11,133
Loss for the year	$12,740	$1,150	$104,007

Basic and diluted loss per common share	$0.14	$0.01	$1.13
Weighted average number of common shares outstanding	92,828,293	92,543,639	91,978,571

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Presented in accordance with IFRS
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2010	2009	2009	2009	2009	2008	2008	2008
Other assets	$–	$–	$–	$1	$2	$11	$15	$15
Equity Investment	101,423	104,937	106,904	116,120	125,935	121,611	106,255	101,812
Current assets	46,632	45,133	45,236	45,641	45,316	46,282	40,665	40,124
Total assets	148,055	150,070	152,140	161,762	171,253	167,904	146,935	141,951

Equity	144,160	146,070	151,797	161,693	171,087	163,315	146,021	141,837
Other liabilities	3,807	3,807	–	–	–	4,441	–	–
Current liabilities	88	193	343	69	166	148	914	114
Total shareholders’ equity and
liabilities	148,055	150,070	152,140	161,762	171,253	167,904	146,935	141,951

Working capital	46,544	44,940	44,893	45,572	45,150	46,134	39,751	40,010

Comprehensive Loss
Expenses
Conference and travel	128	59	101	79	110	61	109	41
Depreciation	–	(11)	1	1	9	4	–	–
Donations	–	–	–	–	445	–	–	–
Exploration	147	241	11	17	52	(212)	551	2
Foreign exchange loss (gain)	21	12	74	86	(42)	(6,513)	(1,580)	255
Insurance	64	64	66	65	67	76	111	111
Impairment on marketable securities	–	15	–	–	–	–	–	–
Legal, accounting and audit	30	128	130	55	41	246	48	136
Office costs	110	34	51	168	77	(158)	272	55
Salaries	425	249	361	393	450	280	766	162
Shareholder communication	98	113	230	213	194	167	79	86
Share-based compensation	902	1,346	1,313	1,352	4,468	2,369	893	3,777
Trust and filing	165	9	18	28	146	8	39	16
Total before undernoted	2,090	2,259	2,356	2,457	6,017	(3,672)	1,288	4,641

Interest income	(81)	(89)	(111)	(47)	(88)	(338)	(150)	(235)
Impairment loss on PPE	–	11	–	–	–	–	–	–
Deferred income tax recovery	(35)	(25)	–	–	–	–	–	–
Loss (income) for the period	1,974	2,156	2,245	2,410	5,929	(4,010)	1,138	4,406
Loss (gain) on marketable securities	–	–	2	(1)	–	1	9	(1)
Exchange difference on translation
of the Pebble Partnership	3,514	1,967	9,216	9,815	(4,324)	(15,356)	(4,443)	818
Deferred income tax	(127)	(609)	–	–	–	827	–	–
Comprehensive loss (income)	$5,361	$3,514	$11,463	$12,224	$1,605	$(18,538)	$(3,296)	$5,223

Basic and diluted loss (income) per common share	$0.02	$0.02	$0.02	$0.03	$0.06	$(0.04)	$0.01	$0.05

Weighted average number of common shares outstanding YTD (thousands)	93,254	93,063	92,958	92,728	92,557	92,544	92,544	92,544

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.5 Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement ofvarious technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Comprehensive Loss for the Three Months Ended March 31, 2010 vs. 2009

Loss in the current quarter was $2.0 million as compared to $5.9 million in 2009. The decrease was attributable to a decrease in share-based compensation recognized as a result of share purchase options previously granted in 2009 vesting in the current period as well as donations made by the Company in 2009.

Share-based compensation is measured by determining the fair value of the share purchase option at the grant date and each tranche is recognized over the period during which the share purchase option vests. Share-based compensation decreased in Q1 2010 to $0.9 million (2009– $4.5 million) as a result of the Company not granting share purchase options in Q1 of 2010 and the vesting of certain of the tranches of share purchase options previously granted. The Company also donated shares in the Company in 2009 and recognized a cost of $0.4 million on the donation.

The Company recorded exploration costs of $147,000 (2009 – $52,000) as the Company published a technical report and an update of mineral resources (refer to Exploration and Resource Drilling in section 1.2.3) . This was offset by a decrease in shareholder communication costs to $98,000 from $194,000 in the prior year due to the timing of the Company’s European investor relations activities.

As a result of the depreciation in the US dollar in the period (from approximately 1USD=1.05CAD at January 1, 2010 to 1USD=1.016CAD at March 31, 2010), the Company recorded an exchange loss of $3.5 million in other comprehensive loss related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the gain recognized in 2009 due to the US dollar appreciating from 1USD=1.22CAD at January 1, 2009 to 1USD=1.26CAD at March 31, 2009 (resulting in a comprehensive exchange gain of $4.3 million on the Company’s equity investment in the Pebble Partnership).

1.5.1.1 Financial position as at March 31, 2010 vs. December 31, 2009

The Company’s total assets decreased to $148.1 million from $150.1 million. The decrease was mainly attributable to the decrease in the carrying value of the Group’s investment in the Pebble Partnership as a result of the exchange loss of $3.5 million recognized on translation (refer 1.5.1) . However, this was offset by a net increase in cash and equivalents of $1.6 million resulting in part from the issue of shares on exercise of share purchase options for proceeds of approximately $2.7 million during the period. The Company utilized $1.2 million of its cash resources in its operations and earned interest income of $0.1million on cash balances held during the period.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.5.1.2 Investment in the Pebble Partnership

As indicated in section 1.2.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and has elected and applied the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred on the Pebble Project through the Pebble Partnership are being funded 100% by Anglo. Anglo’s total contributions from inception to March 31, 2009 are $274.9 million (US$256.3 million).

For the three months ended March 31, 2010, the Pebble Partnership incurred losses of $10.5 million (2009 – $14.4 million). Exploration costs decreased to $9.1 million from $12.9 million in the previous year as the Pebble Partnership continued to focus on preparing a Pre-Feasibility study for the Pebble Project. The main exploration expenditures during the period were for:

  engineering (2010 – $2.7 million; 2009 – $2.9 million);
  environmental planning and testing (2010 – $3.0 million; 2009 – $5.1 million);
  site activities (2010 – $1.8 million; 2009 – $2.4 million); and
  public affairs (2010 – $1.6 million; 2009 – $2.5 million).

For further discussion on exploration activities and the technical programs underway and planned in 2010 on the Pebble Project, please refer to section 1.2.3.

1.5.2 Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

As a result of the depreciation of the US dollar in Q1 of 2010 and throughout 2009, the Company has recorded an exchange loss in other comprehensive loss over the past four quarters relating to the exchange differences arising on translation of the Company’s equity investment in the Pebble Partnership, which has a US dollar functional currency. This has also resulted in a decrease in the Company’s investment in the Pebble Partnership balance on the statements of financial position over the same corresponding period.

Over the past year, the US dollar has depreciated from 1USD=1.26CAD at March 31, 2009 to 1USD=1.16CAD at June 30, 2009 (resulting in a Q2 2009 exchange loss of $9.8 million); a depreciation to 1USD=1.07CAD at September 30, 2009 (resulting in a Q3 2009 exchange loss of $9.2 million); a depreciation to 1USD=1.05CAD at December 31, 2009 (resulting in a Q4 2009 exchange loss of $2 million) and a further deprecation to 1USD=1.02CAD at March 31, 2010 (resulting in Q1 2010 exchange loss of $3.5 million). This is in comparison to an exchange gain in 2008 where the US dollar appreciated from 1USD=0.99CAD on January 1, 2008 to 1USD=1.22CAD at December 31, 2008, resulting in a exchange gain in other comprehensive income of $22.6 million for the fiscal 2008 year, and an appreciation from 1USD=1.22CAD at December 31, 2008, to 1USD=1.26CAD at March 31, 2009 (resulting in a Q1 2009 exchange gain of $4.3 million).

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of the share purchase option is recognized at the grant date and each tranche is recognized over the period during which the share purchase option vests. As a result of the vesting of certain tranches of share purchase options granted in Q1 2009, share based compensation has decreased in the past four quarters. The higher share based compensation in Q1 of 2009 was due to the vesting of certain tranches of share purchase options granted in Q1 of 2009.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008,the Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and/or share purchase options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $46 million in cash and cash equivalents for its own operating requirements. With the project funding committed by Anglo for 2010, and given its holdings of cash and cash equivalents, the Company believes it has sufficient sources to cover its short to medium term cash requirements.

As discussed in section 1.2.2. , the Company is in a 50:50 limited partnership with Anglo. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, increasing toUS$1.5 billion if the feasibility study is completed past 2011, over a period of several years. Anglo completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008, plus additional expenditures approved. If a prefeasibility study is completed and the decision is to proceed, inorder to retain its 50% interest, Anglo is required to commit to further expenditures which bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion to US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At March 31, 2010, the Company had working capital of approximately $46.5 million as compared to $44.9 million at December 31, 2009 and $45.2 million at March 31, 2009.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

The Pebble Partnership has purchase orders for goods and services relating to engineering, environmental, stakeholder affairs and site operations activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnershipwhich are being funded by Anglo and are in the normal course of operations.

1.7 Capital Resources

The Company has no long-term debt and had 93,730,366 common shares issued and outstanding at March 31, 2010.

The Company had no commitments for material capital expenditures as of March 31, 2010.

The Pebble Partnership, which is being funded by Anglo, has a US$2.6 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next three years (refer to Community Engagement in 1.2.3)

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The Company transacted with Hunter Dickinson Services Inc. ("HDSI"), a private company which until recently was owned equally by several public companies, one of which was Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services, including raising of funds,investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

Costs for services rendered by HDSI to the Company for three months ended March 31, 2010 were $0.5 million as compared to $0.4 million for the comparative period in 2009. The increase over 2009 is due to the Company using resources provided by HDSI to assist with ongoing administration and management of the Company including continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. Costs for expenses paid by HDSI and reimbursed by the Company duringthe same period ended March 31, 2010 amounted to $0.2 million as compared to $0.3 million in 2009.

1.10 Fourth Quarter

Not applicable.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the condensed consolidated interim financial statements for the three months ended March 31, 2010 and note 2 of the consolidated financial statements for the year ended December 31, 2009. The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based onhistorical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the condensed consolidated interim statements of financial position;

ii.	the carrying value and the recoverability of the investment in the Pebble Partnership included in the condensed consolidated interim statements of financial position;

iii.	the estimated useful lives of property, plant and equipment and the related depreciation included in profit or loss;

iv.	the inputs used in accounting for share-based compensation expense in profit or loss; and

v.

the provision for the income tax recovery which is included in profit or loss and the composition of deferred income tax liabilities included in the condensed consolidated interim statements of financial position.

1) Mineral resources and reserves, and the carrying values of the Company’s investment in the Pebble Partnership

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

2) Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At March 31, 2010, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

At March 31, 2010, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

As the Company did not issue any share purchase options during the current quarter, the share-base compensation expense recognized relates to the vesting of tranches from prior year grants. The following are the weighted average assumptions and inputs used to estimate the fair value of share purchase options in the period:

	Three months ended March 31
	2010	2009
Risk-free interest rate	2.33%	2.07%
Expected life	3.91 years	3.81 years
Expected volatility	60%	62%
Grant date share price	$7.39	$6.62
Expected dividend yield	Nil	Nil

5) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income inthe years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax difference would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.13	Changes in Accounting Policies including Initial Adoption

(a)	Transition to and Initial Adoption of IFRS

The Company early adopted IFRS in 2009 following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107").

An explanation of how the transition from previous GAAP to IFRS affected the Company’s financial position, financial performance and cash flows was presented in Note 16 in the notes to the Company’s 2009 annual consolidated financial statementsand which was also discussed in the Company’s December 31, 2009 MD&A, both which are filed on SEDAR at www.sedar.com.

(b)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after January 1, 2011 or later periods. These include:

• IFRS 9, Financial Instruments – Classification and Measurement, effective January 1, 2013; and
• Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011.

At the end of the reporting period, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Company.

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Company except for additional disclosures.

1.14	Financial Instruments and Other Instruments

The Company does not have any derivative financial instruments.

1) Non-derivative financial assets:

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Companymanages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and balances receivable from a related party.

2) Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities, and balances payable to a related party.

Such financial liabilities are recognized initially at fair value net ofany directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

The Company has no contractual obligations other than current trade payables.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s condensed consolidated interim financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	As at March 31, 2010		As at December 31, 2009
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Cash and cash equivalents	$624	$634	$651	$684
Total financial assets	$624	$634	$651	$684

The exposure of the Company’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Currency	As at March 31, 2010		As at December 31, 2009
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts payable and
other liabilities	$3	$3	$1	$1
Total financial liabilities	$3	$3	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $62 in the period (2008 – $112). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in an increase or decrease in the loss of approximately $8 in the period (2008 – $9).

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				93,845,891

Share purchase options	April 14, 2011	$9.74	27,500
	April 30, 2011	$7.25	180,000
	October 27, 2011	$3.00	114,923
	February 2, 2012	$5.00	385,668
	February 4, 2012	$5.00	1,301,860
	February 20, 2012	$10.95	150,000
	March 26, 2012	$8.25	25,000
	April 11, 2013	$9.74	75,000
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	107,000
	February 2, 2014	$5.00	1,993,000
	February 4, 2014	$5.00	73,334	4,473,285

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting that occurred during the period ended March 31, 2010 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

1.15.5 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral propertyinterests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”. Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and the Companyhas no control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices.

The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not have sufficient financing with which to funds its exploration and development activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets.

Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will also require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.